Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 10, 2017

Relating to Preliminary Prospectus Supplement dated August 7, 2017 to Prospectus dated May 14, 2015

Registration No. 333-203798

PRICING TERM SHEET

6.00% SERIES B PARTICIPATING PREFERRED STOCK

Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in Farmland Partners Inc.’s preliminary prospectus supplement dated August 7, 2017, or the Preliminary Prospectus Supplement.

Issuer	Farmland Partners Inc., a Maryland corporation

Securities Offered

5,250,000 shares of 6.00% Series B participating preferred stock, $0.01 par value per share, or Series B Participating Preferred Stock (plus up to an additional 787,500 shares of Series B Participating Preferred Stock if the underwriters exercise their option to purchase additional shares in full).

Public Offering Price / Initial Liquidation Preference	$25.00 per share of Series B Participating Preferred Stock

Pricing Date	August 10, 2017

Expected Settlement Date	August 17, 2017 (T+5)

Estimated Proceeds

Approximately $125.4 million, after deducting the underwriting discount and estimated offering expenses payable by us (or approximately $144.2 million if the underwriters’ option to purchase additional shares is exercised in full)

Dividends

When, as and if authorized by our Board of Directors, holders of shares of the Series B Participating Preferred Stock will be entitled to receive cumulative cash dividends from and including the issue date, payable quarterly in arrears on the last day of March, June, September and December of each year, beginning on September 30, 2017, at the rate of 6.00% per annum on the initial liquidation preference per share (equivalent to the fixed annual rate of $1.50 per share). The first dividend is scheduled to be paid on September 30, 2017 to holders of record as of September 15, 2017 and will be a pro rata dividend from and including the original issue date to, but excluding, September 30, 2017. If any dividend payment date falls on any day other than a business day as defined in the Articles Supplementary for our Series B Participating Preferred Stock, the dividend due on such dividend payment date shall be paid on the first business day immediately following such dividend payment date, and no dividends will accrue as a result of such delay. Dividends will accrue and be cumulative from, and including, the prior dividend payment date (or, if no prior dividend payment date, the original issue date of the Series B Participating Preferred Stock) to, but excluding, the next dividend payment date, to holders of record as of 5:00 p.m., New York time, on the related record date. The record dates for the shares of Series B Participating Preferred Stock are the March 15, June 15, September 15 or December 15 immediately preceding the relevant dividend payment date. If any record date falls on any day other than a business day as defined in the Articles Supplementary for our Series B Participating Preferred Stock, the record date shall be the immediately preceding business day. Prior to September 30, 2024, no dividends will accrue or be paid on any FVA Amount.  On and after September 30, 2024, in lieu of the prior dividend rate, a dividend rate of 10.000% per annum will be paid on the initial liquidation preference per share of Series B Participating Preferred Stock plus the FVA Amount, if any.

Conversion upon a Change of Control

Upon the occurrence of a Change of Control, each holder of Series B Participating Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the shares of Series B Participating Preferred Stock) to convert some or all of the shares of Series B Participating Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per share of Series B Participating Preferred Stock to be converted equal to the lesser of:

•     the quotient obtained by dividing (i) the sum of (x) the initial liquidation preference, plus (y) the FVA Amount for the relevant period (if the FVA Amount for such period is a positive number), plus (z) any accrued and unpaid dividends (whether or not declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Participating Preferred Stock dividend payment for which dividends have been declared and prior to the corresponding Series B Participating Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) and such declared dividend will instead be paid, on such dividend payment date, to the holder of record of the Series B Participating Preferred Stock to be converted as of 5:00 p.m. New York City time, on such record date) by (ii) the Common Stock Price; and

•      5.72082 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the Preliminary Prospectus Supplement.

Listing

We intend to apply to list the Series B Participating Preferred Stock on the NYSE under the symbol “FPI PR B.” If the listing application is approved, we expect trading of shares of the Series B Participating Preferred Stock to commence within 30 days after initial delivery of the shares.

Joint Bookrunning Managers	Raymond James & Associates, Inc. and Jefferies LLC

CUSIP / ISIN	31154R 208 / US31154R2085

Underwriting Discounts	$1.0625 per share

Securities Dealers Discount	Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.6375 per share from the public offering price.

The issuer has filed a registration statement on Form S-3 (including a prospectus dated May 14, 2015) (File No. 333-203798) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the documents incorporated by reference therein for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the Preliminary Prospectus Supplement if you request it by contacting Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, or by calling toll-free at 1-800-248-8863, or by emailing prospectus@raymondjames.com; or by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd floor, New York, NY 10022, or by calling toll-free at 1-877-821-7388 or by emailing Prospectus_Department@Jefferies.com.

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